

February 13, 2023

Edmund Hen
Chief Financial Officer
Antelope Enterprise Holdings Ltd
Room 1802, Block D, Zhonghai International Center,
Hi-Tech Zone, Chengdu, Sichuan Province, PRC

> **Re: Antelope Enterprise Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed February 7, 2023**
> **File No. 333-269618**

Dear Edmund Hen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing